News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	December 8, 2020

Seabridge Announces Full Exercise of Over-Allotment Option

US$115.7 Million Bought Deal Financing Expected to Close on December 9

Toronto, Canada - Seabridge Gold Inc. (TSX:SEA) (NYSE:SA) ("Seabridge" or the "Company") announced today that the underwriters of its previously announced bought deal financing (the "Offering") of 6,100,000 common shares ("Common Shares") have fully exercised their option to purchase an additional 610,000 Common Shares (the "Option Shares"), at a price of US$17.25 per Option Share less underwriting commission. Closing of the financing, including the issue of the Option Shares, is expected to occur prior to market open on December 9, 2020.

Cantor Fitzgerald Canada Corporation is acting as lead underwriter and sole book-runner on behalf of itself and a syndicate of underwriters including B. Riley Securities, Inc., Canaccord Genuity Corp., Roth Capital Partners, LLC and Red Cloud Securities Inc.

The net proceeds of the Offering will be used by the Company to fund the purchase from Pretivm Resources Inc. of the Snowfield Property, which was announced on December 4, 2020. The Offering proceeds will pay the entire US$100 million up front cash payment payable in respect of the acquisition of the Snowfield Property, the expenses related to the acquisition of the Snowfield Property and any surplus funds will be used for general working capital.

The Offering is being made by way of a prospectus supplement (the "Prospectus Supplement") to the Company's Canadian base shelf prospectus (the "Base Shelf Prospectus") dated December 3, 2020 and the Company's related U.S. registration statement on Form F-10 (SEC File No. 333-251081) (the "Registration Statement"), as amended.  The Canadian Prospectus Supplement (together with the related Canadian Base Shelf Prospectus) is available on SEDAR at www.sedar.com. The United States Prospectus Supplement (together with U.S. Base Shelf Prospectus and the Registration Statement) is available on the SEC's website at www.sec.gov.  Alternatively, the Prospectus Supplement may be obtained upon request by contacting the Company or Cantor Fitzgerald Canada Corporation in Canada, attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, email: ecmcanada@cantor.com; Cantor Fitzgerald & Co., Attention: Equity Capital Markets, 499 Park Avenue, 6th Floor, New York, New York, 10022 or by email at prospectus@cantor.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon by the accuracy or adequacy of the Prospectus Supplement, the Base Shelf Prospectus or the Registration Statement.

About Seabridge Gold Inc.

Seabridge holds a 100% interest in several North American gold projects. The Company's principal assets are the KSM and Iskut Projects located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
Telephone: 416-367-9292   www.seabridgegold.com

Forward Looking Statements

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by Seabridge or in respect of the Snowfield Property were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the timing of completion of the Offering, security regulatory approvals and completion of the acquisition of the Snowfield Property are "forward-looking information" within the meaning of Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, aims, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions, and, being estimates, resource and reserve estimates are also forward-looking statements. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur, including in relation to the use of proceeds from the offering. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company's December 31, 2019 Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and the Company's Annual Report Form 40-F filed with the SEC on EDGAR (available at www.sec.gov/edgar.shtml).

ON BEHALF OF THE BOARD

Rudi P. Fronk

Chairman & C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com